UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                AZTAR CORPORATION
                                (Name of Company)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    054802103
                                 (CUSIP Number)

                                 Adam Lieberman
                        c/o Sterling Foster Holding Corp.
                    125 Baylis Road, Melville, New York 11747
                                 (516) 843-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 26, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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                                  SCHEDULE 13D

CUSIP No.         054802103                                    Page 2 of 8 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Adam Lieberman ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                        [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER
BENEFICIALLY OWNED                          908,600
BY EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            172,100

                                    9.      SOLE DISPOSITIVE POWER
                                            908,600

                                    10.     SHARED DISPOSITIVE POWER
                                            172,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,080,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.40%

14.      TYPE OF REPORTING PERSON
         IN




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                                  SCHEDULE 13D

CUSIP No.         054802103                                    Page 3 of 8 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sterling Foster Holding Corp.  11-3276688

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER
BENEFICIALLY OWNED                          -0-
BY EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            -0-

                                    9.      SOLE DISPOSITIVE POWER
                                            -0-

                                    10.     SHARED DISPOSITIVE POWER
                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         -0-

14.      TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.         054802103                                    Page 4 of 8 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sterling Foster & Co., Inc.  22-3270906

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [   ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         Not applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER
BENEFICIALLY OWNED                          -0-
BY EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            172,100

                                    9.      SOLE DISPOSITIVE POWER
                                            -0-

                                    10.     SHARED DISPOSITIVE POWER
                                            172,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         172,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .38%

14.      TYPE OF REPORTING PERSON
         CO


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                                                               Page 5 of 8 Pages

Item 1.  Security and Company
-------  --------------------

                  This statement amends and supplements the Schedule 13D for an event dated October 9, 1996 (the "Schedule 13D"), filed by Adam Lieberman ("Lieberman"), Sterling Foster Holding Corp. ("SFHC") and Sterling Foster & Co., Inc. ("SFCI") relating to the common stock, par value $.01 per share (the "Common Stock"), of Aztar Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016.

Item 4.  Purpose of Transaction
-------  ----------------------

                  During the period from October 22, 1996 through January 5, 1997, SFHC's right to acquire up to 1,560,335 shares of Common Stock of the Company (the "Underlying Shares") at a price of $16.00 per share (the "Options"), pursuant to certain Option Agreements (the "Option Agreements") previously entered into between SFHC and certain clients of SFCI, expired or terminated. Such expirations were due to the passage of time and such terminations were the result of the sale of the Underlying Shares by the owners thereof which, pursuant to the terms of the Option Agreements, resulted in such shares no longer being subject to the Options.

                  By virtue of such expirations and terminations, as well as the sales reflected on Schedule A attached hereto, the Reporting Persons no longer beneficially own more than 5% of the Company's Common Stock. The Reporting Persons intend to hold the shares of Common Stock of the Company beneficially owned by them for passive investment purposes only and do not have any present intention to increase their holdings of such securities.

                  Pursuant to a November 6, 1996 order (the "Order") of the State of New Jersey, Casino Control Commission (the "Commission"), the Commission ordered that the Reporting Persons qualify as holders of securities of the Company and file a completed application for interim casino authorization by December 6, 1996. Alternatively, pursuant to the provisions of the New Jersey Casino Control Act, the Reporting Persons had the right to notify the Commission, on or before December 6, 1996, of their intent to




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                                                               Page 6 of 8 Pages

divest their interest in the Company within 120 days of November 6, 1996.

                  Pursuant to a letter from counsel to the Reporting Persons, dated December 6, 1996, to the Commission, the Commission was advised that, due to the anticipated Option expirations and/or terminations and the resultant reduction in the beneficial ownership of the Company's Common Stock by the Reporting Persons to less than 5% of the Company's outstanding shares, the Reporting Persons would not be submitting applications for qualification and interim casino authorization as provided for in the Order.

                  By letter dated December 12, 1996 from the Commission to counsel to the Reporting Persons, the Commission indicated that it will require the Reporting Persons to either qualify as holders of securities of the Company or obtain a waiver of such qualification. The Commission also indicated that failure to qualify or obtain a waiver by March 6, 1997 will constitute a "per se disqualification" to continue to act as a security holder of the Company. In such event, the shares of stock beneficially owned by the Reporting Persons will be subject to mandatory disposition by the Commission. The Reporting Persons intend to seek a waiver of the qualification requirement, which waiver is subject to the approval of the New Jersey Division of Gaming Enforcement.

Item 5.  Interest in Securities of the Company
-------  -------------------------------------

                  (a) and (b) As of the date of this Amendment No. 1, the Reporting Persons beneficially own in the aggregate 1,080,700 shares of Common Stock, representing approximately 2.40% of the outstanding shares of Common Stock of the Company.

                  Of such amount, (i) Lieberman directly owns 908,600 shares (approximately 2.02%) and (ii) SFCI directly owns 172,100 shares (approximately
 .38%). As discussed in Item 4 hereof, SFHC's right to acquire any shares of Common Stock of the Company pursuant to the Option Agreements expired or terminated.

                  With  respect to the shares of Common  Stock  reported in this
Item 5, (i) Lieberman has the sole power to vote or direct the




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                                                               Page 7 of 8 Pages

vote, and sole power to dispose or direct the disposition, of 908,600 shares, and (ii) Lieberman and SFCI share the power to vote or direct the vote, and share the power to dispose or direct the disposition, of 172,100 shares.

                  Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock of the Company.

                  (c) None of the Reporting Persons has engaged in any transactions in the Common Stock that were effected during the past 60 days, except as described in Item 4 hereof or as set forth on Schedule A attached hereto.

                  (d) As of the date of this Amendment No. 1, no other person is known by the Reporting Persons to have currently the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock on or about December 26, 1996.




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                                                               Page 8 of 8 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


Dated: January 10, 1997
                                             /s/Adam Lieberman
                                             -----------------
                                             Adam Lieberman


                                             STERLING FOSTER HOLDING CORP.

                                             By:/s/Adam Lieberman
                                             --------------------
                                             Adam Lieberman, President


                                             STERLING FOSTER & CO., INC.

                                             By:/s/ Adam Lieberman
                                             ---------------------
                                             Adam Lieberman, President

                                   SCHEDULE A

Lieberman
---------

              During the past 60 days, the following open market transactions in the shares of Common Stock of the Company were effected by Lieberman on the New York Stock Exchange:

   Date of       Nature of       Number of      Price Per
Transaction     Transaction       Shares          Share

 12/19/96        Sale             90,400         $7.12
 11/27/96        Sale              7,000         $7.125
 11/27/96        Sale              9,400         $7.00
 11/15/96        Sale             70,000         $7.625
 11/14/96        Purchase         30,000         $7.875
 11/14/96        Sale              5,000         $7.75


SFCI
----

              During the past 60 days, the following open market transactions in the shares of Common Stock of the Company were effected by SFCI on the New York Stock Exchange:

   Date of       Nature of       Number of      Price Per
Transaction     Transaction       Shares          Share

 01/06/97        Sale             30,000         $7.25
 01/06/97        Sale             25,000         $7.375
 12/30/96        Sale             50,000         $7.125